Exhibit 99.1

ICON plc to Present at the Wells Fargo 16th Annual Healthcare Conference and the Baird Global Healthcare Conference

DUBLIN--(BUSINESS WIRE)--September 2, 2021--ICON plc, (NASDAQ: ICLR) a world-leading healthcare intelligence and clinical research organisation, today announced that Mr. Brendan Brennan, CFO of ICON plc, will present at:

  the Wells Fargo 16th Annual Healthcare Conference on Thursday, September 9, 2021 at 8.00am ET; and
  the Baird Global Healthcare Conference on Wednesday, September 15, 2021 at 8:30am ET.

Any changes to these events and links to the live webcasts (where available) will be posted on the Investor section of our website under “Events”.

About ICON plc

ICON plc is a world-leading healthcare intelligence and clinical research organisation. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organisations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 16,480 employees in 89 locations in 45 countries as at June 30, 2021. For further information about ICON, visit: www.iconplc.com and www.iconplc.com/pra.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

Source: ICON plc

ICON/ICLR-G

Contacts

Investor Relations
+1888 381 7923 or

Kate Haven
Vice President Investor Relations
+1 215 616 3000